Mail Stop 3561

January 30, 2008

John Dietrich
Vice President and Chief Financial Officer
SunOpta, Inc.
2838 Bovaird Drive West
Brampton, Ontario L7A 0H2, Canada

      Re: SunOpta, Inc.
          Item 4.02 Form 8-K
          Filed January 24, 2008
          File No. 000-09989

Dear Mr. Dietrich:

      We have reviewed the above referenced filing and have the following comments. We believe you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in all of your responses.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

      Please file your response to our comment via EDGAR, under the label "corresp," and an amended Form 8-K within five business days.

1. Please amend your filing to (i) identify the financial statement that should no longer be relied upon, (ii) describe the facts underlying the conclusion that one or more of the consolidated financial statements included in the quarterly reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 will likely require restatement, and (iii) tell us when you will file the amended Form 10-Qs for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.

2. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the Company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant